Form 51–102F3
MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1 Name and Address of Company

Lincoln Gold Corporation (the “Company”)
Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia V6C 1N5

Item 2 Dates of Material Change

March 26, 2008

Item 3 News Release

A news release was filed on SEDAR and disseminated via Marketwire on March 26, 2008.

Item 4 Summary of Material Change

The Company announces the appointment of an additional director and a new Chief Financial Officer.

Item 5 Full Description of Material Change

Marc LeBlanc has agreed to join the Board of Directors of the Company. Mr. LeBlanc, is currently VP Corporate Development and Corporate Secretary of Mercator Minerals Ltd. a TSX listed mining company. Mr. LeBlanc has 15 years experience in the mining business in the areas of corporate finance, corporate governance and regulatory affairs including the preparation of continuous disclosure filings and offering materials. Mr. LeBlanc’s extensive background and skills will be extremely valuable to the Company as it moves forward on its advanced Pine Grove property. Mr. LeBlanc is a B.C. resident with a degree from Simon Fraser University.

Nathalie Pilon has been appointed as the Company’s new Chief Financial Officer. Ms. Pilon is a graduate of the Universite de Sherbrooke and is also a Certified Management Accountant. Ms. Pilon is a financial reporting consultant for a number of listed companies on both Canadian and US exchanges. Ms. Pilon focuses on complementing the existing financial teams of various companies by providing expertise in various accounting and financial areas.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

None

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted:

Paul F. Saxton, President and Chief Executive Officer, telephone: (604) 688-7377.

Item 9 Date of Report

March 26, 2008.